MAYER ¿ BROWN

Mayer Brown LLP

1999 K Street, N.W.

Washington, D.C. 20006-1101

Main Tel +1 202 263 3000

Main Fax +1 202 263 3300

www.mayerbrown.com

Peter M. McCamman

Direct Tel +1 202 263 3299

Direct Fax +1 202 263 5299

pmccamman@mayerbrown.com

August 14, 2012 VIA EDGAR Edward P. Bartz Staff Attorney Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549

Re:	DNP Select Income Fund Inc.

File Nos. 333-180183 and 811-4915

Dear Mr. Bartz:

On behalf of the above-captioned registrant (the “Fund”), this letter responds to the supplemental oral request of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) during our telephone conversations on the morning of Tuesday, August 14, 2012, in connection with the Fund’s registration statement, as amended, on Form N-2 under the Securities Act of 1933 (“1933 Act”) (File No. 333-180183) and the Investment Company Act of 1940 (File No. 811-4915) (the “Registration Statement”). The Registration Statement relates to the proposed offering of transferable rights to subscribe for newly issued shares of common stock (“Common Shares”) of the Fund (the “Rights Offering”). Capitalized terms used and not defined herein have the respective meanings assigned such terms in the Registration Statement.

As we discussed, the Staff’s supplemental request relates to a line item in the “Common Shareholder transaction expenses” table within the Summary of Fee Expenses chart on pg. 19 of the prospectus included in the Registration Statement. The Fund confirms that the prospectus to be filed by the Fund in accordance with Rule 497(h) under the 1933 Act will include a revised “Offering expenses (as a percentage of the Subscription Price)” figure to reflect the current estimated total offering expenses (not including the sales load). The 0.20% percentage figure for this item included in the Registration Statement was based on the Fund’s earlier $600,000 estimate of such total offering expenses and will be revised to reflect the new $1,380,700 estimate of these expenses.

Based on an estimated Subscription Price of $10.11 per Common Share as of August 2, 2012, the Fund states that the “Offering expenses (as a percentage of the Subscription Price)” figure would be 0.45%. A revised version of the Summary of Fund expenses showing this change follows this letter.

Mayer Brown LLP operates in combination with other Mayer Brown entities with offices in Europe and Asia and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Mr. Edward P. Bartz

Securities and Exchange Commission

August 14, 2012

Any questions regarding the above response or the Registration Statement should be directed to me at (202) 263-3299 or Philip J. Niehoff at (312) 701-7843. Thank you for your attention to this filing.

Very truly yours,

/s/ Peter M. McCamman

Peter M. McCamman

cc:    Lawrence Hamilton

Summary of Fund expenses

Common Shareholder transaction expenses
Sales load (as a percentage of the Subscription Price)(1)	3.5	0%
Offering expenses (as a percentage of the Subscription Price)(1)	0.45%
Dividend Reinvestment and Cash Purchase Plan fees	None	(2)

	(as a percentage of net assets attributable to Common Shares)(3)
Annual expenses
Management fees(3)	0.83%
Dividend/distribution expense on Preferred Shares(4)	0.18%
Interest paid on borrowed funds(5)	0.45%
Other expenses(6)(7)	0.34%
Total annual expenses(7)(8)	1.80%

The purpose of the tables above and the example below is to help you understand the fees and expenses that you, as an investor in the Fund through the exercise of Rights, would bear, directly or indirectly, as a result of the Offer being fully subscribed and the receipt of net proceeds from the Offer of approximately $297,157,490. If the Fund issues fewer Common Shares in the Offer and the net proceeds to the Fund are less, all other things being equal, the expenses shown would increase.

The tables assume that the Fund has Preferred Shares outstanding in an amount equal to 10% of the Fund’s total assets (taking into account such outstanding Preferred Shares), which reflects the percentage of the Fund’s total assets that would be represented by Preferred Shares taking into account the additional assets to be raised in the Offer as estimated above, based on the amount of Preferred Shares outstanding as of August 2, 2012. The table also assumes the use of leverage in the form of amounts borrowed by the Fund under the Credit Facility in an amount equal to 20% of the Fund’s total assets (including the amounts of any additional leverage obtained through the use of the Credit Facility), also taking into account the additional assets to be raised in the Offer, as estimated above. The table assumes the use of leverage attributable to a combination of Preferred Shares and the Credit Facility following the Offer in an amount equal to 30% of the Fund’s total assets (taking into account such Preferred Shares and amounts attributable to such borrowing), which reflects the percentage of the Fund’s total assets attributable to such leverage (although in different proportions as between Preferred Shares and the borrowings) as of August 2, 2012. The extent of the Fund’s assets attributable to leverage following the Offer, and the Fund’s associated expenses, are likely to vary (perhaps significantly) from these assumptions. Dividend payments on Preferred Shares and interest payments on borrowings are included in the total annual expenses of the Fund.

(1)	The Fund has agreed to pay the Dealer Manager for its financial structuring and solicitation services a fee equal to 3.50% of the aggregate Subscription Price for the Common Shares issued pursuant to the Offer (i.e., the sales load) and to reimburse the Dealer Manager for its out-of-pocket expenses up to $100,000. The Fund will also pay expenses relating to the printing or other production, mailing and delivery expenses incurred in connection with materials related to the Offer, including all reasonable out-of-pocket fees and expenses, if any and not to exceed $10,000, incurred by the Dealer Manager, Selling Group Members (as defined below), Soliciting Dealers (as defined below) and other brokers, dealers and financial institutions in connection with their customary mailing and handling of materials related to the Offer to their customers. In addition, the Fund has agreed to pay a fee to each of the Subscription Agent and the Information Agent estimated to be $25,000 and $7,500, respectively, plus reimbursement for their out-of-pocket expenses related to the Offer. Total offering expenses (not including the sales load) are estimated to be $1,380,700, which assumes that the Offer is fully subscribed. The fee paid to the Dealer Manager is reflected in the table under “Sales load” and the other fees and expenses described in this note are reflected in the table under “Offering expenses.” The sales load and the offering expenses will be borne by the Fund and indirectly by all of its Common Shareholders, including those Record Date Shareholders who do not exercise their Rights, and will result in a reduction of the net asset value of the Common Shares. See “The Offer — Distribution Arrangements” and “ — Compensation to Dealer Manager.”
(2)

There will be no brokerage charges under the Fund’s dividend reinvestment plan with respect to Common Shares issued by the Fund in connection with the Offer. However, you may pay brokerage charges if you direct the plan agent to sell your Common Shares held in a dividend reinvestment account. You also may pay a pro rata share of brokerage commissions

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incurred in connection with your market purchases pursuant to the Fund’s dividend reinvestment plan. See “Description of capital structure — Dividend Reinvestment Plan.”
(3)	Management fees are charged to the Fund on the basis of the weekly managed assets of the Fund, but have been converted to a percentage of net assets attributable to solely Common Shares of the Fund for purposes of the fee table presentation.
(4)	Assumes Preferred Shares outstanding in an amount equal to 10% of the Fund’s total assets (taking into account such outstanding Preferred Shares) at an annual dividend cost to the Fund of 1.38%, which is based on the Investment Adviser’s assessment of current market conditions, and assumes the Fund will continue to pay Preferred Share dividends at the “maximum dividend rate” permitted under the Fund’s charter due to the ongoing failure of remarketings and auctions for the Preferred Shares. The actual dividend rate paid on the Preferred Shares will vary over time in accordance with variations in market interest rates.
(5)	Assumes the use of leverage in the form of borrowing under the Credit Facility representing 20% of the Fund’s total assets (including any additional leverage obtained through the use of the Credit Facility) at an annual interest rate cost to the Fund of 1.29%.
(6)	Other expenses are estimated for the Fund’s current fiscal year, ending on December 31, 2012.
(7)	Does not include the sales load or other expenses of the Fund incurred in connection with the Offer, estimated at $10,827,810 and $1,380,700, respectively. However, these expenses will be borne the Fund and indirectly by all of its Common Shareholders, including those Record Date Shareholders who do not exercise their Rights, and will result in a reduction of the net asset value of the Common Shares.
(8)	The indicated 1.80% expense ratio assumes that the Offer is fully subscribed, yielding estimated net proceeds of approximately $297,157,490 (assuming a Subscription Price of $10.11 as of August 2, 2012), and that, as a result, based on the Fund’s average net assets for the period January 1, 2012 through June 30, 2012, annualized of $1,992,229,257, the net assets attributable to Common Shareholders would be $2,289,386,747 upon completion of the Offer. It also assumes that net assets attributable to Common Shareholders will not increase or decrease due to currency fluctuations. If the Offer is not fully subscribed, or if the Fund increases the amount of money that it borrows, the amount of expenses borne by the Fund’s Common Shareholders will increase.

EXAMPLE

The following example illustrates the expenses that you would pay on a $1,000 investment in Common Shares of the Fund (including the total sales load of $35 and the other estimated costs of the Offer to be borne by the holders of Common Shares of $1,380,700), assuming (1) that the Fund’s net assets following the Offer do not increase or decrease, (2) that the Fund incurs total annual expenses of 1.80% of net assets attributable to Common Shares in years 1 through 10 (assuming outstanding Preferred Shares representing 10% of the Fund’s total assets and borrowing equal to 20% of the Fund’s total assets) and (3) a 5% annual return.

Cumulative expenses paid for the period of:

1 year	3 years	5 years	10 years
$58	$96	$137	$251

The example above should not be considered a representation of future expenses or rate of return. Actual expenses may be higher or lower than those shown. Moreover, the Fund’s actual rate of return may be greater or less than the hypothetical 5% annual return shown in the example. The example assumes that the estimated “Other Expenses” set forth in the Annual Expenses table are accurate and that all dividends and distributions are reinvested at net asset value.

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